CALYPSO WIRELESS, INC.
5133 N.W. 158th Street
MIAMI LAKES, FL 33014
Phone: (305) 828-3418 – Fax: (305) 828-6230

                                                                                                                                                                                                    August 17, 2005

US Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-0309

Attention: Terry French
By Edgar Correspondence

RE: Calypso Wireless, Inc.
        Form 8-K filed July 22, 2005
        File No. 1-8497

Dear Mrs. French:

In response to staff’s comment letter dated July 27, 2005 with regard to the Form 8-K filed by Calypso Wireless, Inc. (the "Registrant"), we respond as follows. For the convenience of the staff, we have included each comment of the staff, followed by the Registrant’s response.

Comment 1. Please amend Item 4.01 (a)(ii) of the Form 8-K to cover the interim period from the date of the last audited financial statements to July 11, 2005. See Item 304(a) (1)(iv) of Regulation S-B. Include an updated letter from your former auditor addressing your disclosure as an exhibit to your Form 8-K/A.

Answer 1. We have revised our disclose in accordance with 304(a) (1)(iv) of Regulation S-B and have included the following: "and any subsequent periods through the date of resignation."

Comment 2. Please amend the Form 8-K to provide all required disclosure under Item 4.02 with respect to the restatement of the financial statements for the 2003 and 2002 consolidated financial statements as indicated under Item 4.01 (a) (ii) of the Form 8-K. If you believe that you are not required to provide the disclosure under Item 4.02 of Form 8-K, please explain in detail why requirements of Item 4.02 are not applicable to you. Please revise your disclosure in this section to include a discussion of the matters set forth in your response to prior comment 3.

Answer 2. The registrant’s board of directors concluded that the audited financial statements contained in the Registrant’s Form 10-KSB filed on May 6, 2005 can be relied upon because previous errors have been corrected in the financial statements contained in the Form 10-KSB filed on May 6, 2005

In connection with the responses to comments received by the staff, the Registrant acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted.

Very truly yours,

/s/John W. Stump, III
John W. Stump, III, CFO